UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2012 to December 31, 2012

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

Commission File Number, 0-11174

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

(Full title of the Plan)

Alteva, Inc.

401 Market Street – First Floor

Philadelphia, PA 19106

(Address of principal executive office)

(Name of Issuer and address of principal executive office)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee

Warwick Valley Telephone Company 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan at December 31, 2012, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Philadelphia, Pennsylvania

June 19, 2013

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee

Warwick Valley Telephone Company 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the “Plan”) as of December 31, 2011.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/WithumSmith+Brown, PC

Princeton, New Jersey

June 27, 2012

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011

Investments (at fair value):
Common/collective trust	$3,385,679	$3,718,701
Company stock fund	450,519	516,354
Registered investment companies	8,194,405	6,316,361

Total investments	12,030,603	10,551,416

Receivables:
Contribution receivable
Participant	13,525	-
Employer	7,271	-

Notes receivable from participants	374,081	244,012

Net assets reflecting investments at fair value	12,425,480	10,795,428

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(77,750)	(84,501)

Net assets available for benefits	$12,347,730	$10,710,927

See accompanying notes.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Net appreciation in fair value of investments	$810,515
Interest income on notes receivable from participants	14,969
Interest and dividends	190,311
1,015,795
Contributions:
Participant	755,250
Employer	402,009
Participant rollovers	323,220
1,480,479

TOTAL ADDITIONS	2,496,274

DEDUCTIONS:
Benefits paid to participants	830,739
Fees and other expenses	28,732

TOTAL DEDUCTIONS	859,471

NET INCREASE	1,636,803

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	10,710,927

End of year	$12,347,730

See accompanying notes.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

1.  DESCRIPTION OF PLAN

The following description of the Alteva, Inc. (“Company”, “Plan Sponsor”), Warwick Valley Telephone Company 401(k) Plan (“Plan”) provides only general information.  As of January 2013, Warwick Valley Telephone Company has been operating as Alteva and at the Company’s annual shareholder meeting held May 16, 2013, the shareholders approved the name change to Alteva, Inc.   Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company, who have at least 1,000 hours of service during 12 consecutive months and are age 18 or older.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Each year, participants may contribute up to 100% of pretax or after-tax annual compensation, as defined in the Plan, subject to certain IRS limitations.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of registered investment companies, a common collective trust, as well as the stock of the Company, as investment options for participants.  For Management Employees, the Company matches 100% of the participants’ contributions, up to 4.5% of annual pay. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

For members of the International Brotherhood of Electric Workers Union Local 503, the Company’s matching contribution for participants in the Plan is 100% of the participants’ contributions of up to 4% of annual pay.  The Plan also includes a stipulation that if in any Plan year during the contract terms in effect between May 1, 2008 and April 30, 2013, that the Company reaches positive Operating Income as measured by Earnings Before Interest and Taxes, the match for the union employees will increase to 100% of the participants’ contributions up to 4.5% of annual pay.  This Operating Income target was not achieved for the Plan year ending December 31, 2012.

Participant Accounts

Each participant’s account is updated daily to reflect participant and Company activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant accounts are fully vested and non-forfeitable at all times.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested.  Interest rates on loans outstanding at December 31, 2012 and 2011 ranged from 4.25% to 9.25%.  The interest rate does not change for the duration of the loan.  Principal and interest is paid ratably through weekly payroll deductions over a period not to exceed five years unless the loan is for the purchase of a primary residence for which a longer term is permitted.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments.  For termination of service due to death, a participant’s beneficiary may elect to receive the value of the vested interest in the participant’s account as a lump-sum distribution.

If a participant has any portion of their account invested in Alteva Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash.  “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account.  Fractional shares will be paid in cash.  If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

Withdrawals

Participants may make withdrawals, subject to federal income taxes, under the hardship provisions of the Plan while still employed by the Company. Hardship withdrawals require a suspension from contributions to the Plan for a period of six months after receipt of the distribution.

Company Stock Fund

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 25 percent of their contributions into the Company Stock Fund. If a participant directs more than 25 percent of their contributions for such payroll period into the Company Stock Fund, the excess percentage will be invested in the applicable lifecycle fund based on the participant’s age. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25 percent of the participant’s total account balance being invested in the Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Retirement Benefits Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.  Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options: registered investment companies, a common collective trust, as well as the stock of Alteva, Inc.  All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation.  Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest.  Interest income from notes receivable is recorded when earned.  No allowance for losses is deemed necessary by the Plan’s management as principal and interest are repaid through payroll deductions and the notes are collateralized by the participants’ account balances.  A note receivable is considered to be in default after 90 days of non-payment, at which point the defaulted note receivable is considered to be a distribution to the participant and the note would be removed from the Plan’s assets.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest and dividends include distributions from the investments in registered investment companies and dividends from the Company stock.   Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan invests in investment contracts through a common collective trust (Principal Stable Value Fund) (the “Stable Value Fund”).  The Stable Value Fund invests in fully benefit-responsive investment contracts. The Stable Value Fund is recorded at fair value; however, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract.

Plan Expenses

Expenses related to the administration of the Plan have been paid by the Company and the Plan, as provided by the Plan’s provisions.  The Plan incurred costs for investment advisory and administrative services which amounted to $28,732.  Brokers’ fees are reflected in the net investment return in each participant’s account.

Uncertain Tax Positions

Under U.S. generally accepted accounting principles, Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2009.

The Plan classifies accrued interest on unrecognized tax benefits with interest expense.  Penalties accrued on unrecognized tax benefits are classified with fees and other expenses.  During 2012 the Plan did not recognize any interest or penalties.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.  INVESTMENTS

The fair value of investments at December 31, 2012 and 2011 are as follows:

	12/31/2012		12/31/2011
Warwick Valley Telephone Common Stock	$450,519		$516,354
Principal Stable Value Fund - Preferred Class	3,385,679	*	3,718,701	*
PIMCO Total Return A Fund	1,023,750	*	868,304	*
Principal LifeTime Strategic Income R5 Fund	340,152		313,099
Principal LifeTime 2010 R5 Fund	73,863		40,257
Principal LifeTime 2015 R5 Fund	216,584		158,587
Principal LifeTime 2020 R5 Fund	495,357		377,734
Principal LifeTime 2025 R5 Fund	692,589	*	566,760	*
Principal LifeTime 2030 R5 Fund	471,812		353,360
Principal LifeTime 2035 R5 Fund	430,432		352,789
Principal LifeTime 2040 R5 Fund	519,037		349,632
Principal LifeTime 2045 R5 Fund	90,442		89,628
Principal LifeTime 2050 R5 Fund	209,835		189,828
Principal LifeTime 2055 R5 Fund	21,480		5,261
Capital Research & Mgmt Co AM Fds Grth Fd of Am R5 Fund	650,476	*	527,758	*
JP Morgan Investment Mgmt Inc. Large Cap Gr Sel Fund	53,861		-
JP Morgan Investment Mgmt Inc. US Equity A Fund	716,505	*	595,908	*
Principal LargeCap S&P 500 Index Fund	295,563		227,466
Putnam Investment Mgmt Co Equity Income A Fund	246,251		201,107
Columbia Management Advisors Small Cap Val 1 A Fd	56,380		42,873
Goldman Sachs Gr Opp A Fund	87,818		49,638
Principal Global Investors MidCap S&P 400 Index R5 Fund	209,145		148,450
Principal Global Investors SmallCap S&P 600 Index R5 Fund	566,128		311,406
Prudential Investments Jenn Sm Co A Fund	85,819		49,275
T. Rowe Price Mid-Cap Value R Fd	71,387		36,821
Capital Research and Mgmt Co AM Fds EuroPacific Grth R5 Fd	569,739		460,420
TOTAL INVESTMENTS	$12,030,603		$10,551,416

* Individual investments representing 5% or more of the Plan’s net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2012 as follows:

Common/collective trust	$49,808
Registered Investment Companies	877,076
Company Common Stock	(116,369)
$810,515

The Plan held investments at December 31, 2012 and 2011 in the Plan Sponsor common stock amounting to $450,519 and $516,354, respectively.  This investment represented 3.7% and 4.9% of total investments at December 31, 2012 and 2011, respectively.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per financial statements	$12,347,730	$10,710,927
Adjustments from fair value to contract for fully benefit-responsive investment contracts	77,750	84,501
Net assets available for benefits per Form 5500	$12,425,480	$10,795,428

The following is a reconciliation of changes in net assets available for benefits per financial statements and Form 5500:

Year Ended
December 31, 2012

Increase in net assets available for benefits per financial statements	$1,636,803
Change in adjustments from fair value to contract for fully benefit-responsive investment contracts	(6,751)
Increase in net assets available for benefits per Form 5500	$1,630,052

5.  FAIR VALUE MEASUREMENTS

The Plan measures and discloses fair values in accordance with the provisions of ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.   Such inputs include quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation techniques and inputs used for each major class of the Plan’s assets measured at fair value.  There have been no changes in the valuation techniques and inputs used for periods presented in these financial statements.

Registered investment companies:  Valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Common collective trust: Valued at net asset value per share which is determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. The objective of the Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Stable Value Fund invests primarily in a variety of high quality stable value investment contracts, as well as cash and cash equivalents.  It is intended that the fund’s stable value investment contracts will maintain a minimum weighted average credit quality rating of A or better.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

Alteva Stock: Shares of the Company stock are valued at quoted market prices as traded on the NYSE MKT.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

		Fair Value Measurements at December 31, 2012
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Company Stock	$450,519	$450,519	$-	$-
Common/collective trust	3,385,679	-	3,385,679	-
Registered investment companies:
Asset allocation funds	3,561,583	3,561,583	-	-
Large cap funds	1,667,093	1,667,093	-	-
Mid cap funds	280,532	280,532	-	-
Small cap funds	796,145	796,145	-	-
International funds	569,739	569,739	-	-
Index funds	295,563	295,563	-	-
Bond fund	1,023,750	1,023,750	-	-
	$12,030,603	$8,644,924	$3,385,679	$-

		Fair Value Measurements at December 31, 2011
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Company Stock	$516,354	$516,354	$-	$-
Common/collective trust	3,718,701	-	3,718,701	-
Registered investment companies:
Asset allocation funds	2,796,935	2,796,935	-	-
Large cap funds	1,324,773	1,324,773	-	-
Mid cap funds	185,271	185,271	-	-
Small cap funds	453,192	453,192	-	-
International funds	460,420	460,420	-	-
Index funds	227,466	227,466	-	-
Bond fund	868,304	868,304	-	-
	$10,551,416	$6,832,715	$3,718,701	$-

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“Code”) and therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that the Company will take the necessary steps to bring the Plan’s operations into compliance with the Code.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan accounts.

8.  PARTY-IN-INTEREST TRANSACTIONS

Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel, consulting, audit, and fees of the trustee are paid by the Company without charge to the Plan.  The Plan has certain investments that qualify as party-in-interest investments.  These consist of the Plan’s investments in the Alteva, Inc. Common Stock and the Principal Funds, as The Principal Trust Company is the trustee for the Plan.

9.  SUBSEQUENT EVENTS

Effective January 1, 2013, Warwick Valley Telephone Restructuring Company, LLC shall be a participating company in the Plan.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

Plan No. 006   EIN 14-1160510

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002–51

$200		$200	(1)

(1)                Represents delinquent participant contributions for one pay period. The Company transmitted lost earnings to the Plan and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during February 2013.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

Plan No. 006     EIN: 14-1160510

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Warwick Valley Telephone Company	Common Stock	**	$450,519
	PIMCO Total Return A Fund	Registered Investment Company	**	1,023,750
*	Principal LifeTime Strategic Income R5 Fund	Registered Investment Company	**	340,152
*	Principal LifeTime 2010 R5 Fund	Registered Investment Company	**	73,863
*	Principal LifeTime 2015 R5 Fund	Registered Investment Company	**	216,584
*	Principal LifeTime 2020 R5 Fund	Registered Investment Company	**	495,357
*	Principal LifeTime 2025 R5 Fund	Registered Investment Company	**	692,589
*	Principal LifeTime 2030 R5 Fund	Registered Investment Company	**	471,812
*	Principal LifeTime 2035 R5 Fund	Registered Investment Company	**	430,432
*	Principal LifeTime 2040 R5 Fund	Registered Investment Company	**	519,037
*	Principal LifeTime 2045 R5 Fund	Registered Investment Company	**	90,442
*	Principal LifeTime 2050 R5 Fund	Registered Investment Company	**	209,835
*	Principal LifeTime 2055 R5 Fund	Registered Investment Company	**	21,480
	Capital Research & Mgmt Co AM Fds Grth Fd of Am R5 Fund	Registered Investment Company	**	650,476
	JP Morgan Investment Mgmt Inc. Large Cap Gr Sel Fund	Registered Investment Company	**	53,861
	JP Morgan Investment Mgmt Inc. US Equity A Fund	Registered Investment Company	**	716,505
*	Principal LargeCap S&P 500 Index Fund	Registered Investment Company	**	295,563
	Putnam Investment Mgmt Co Equity Income A Fund	Registered Investment Company	**	246,251
	Columbia Management Advisors Small Cap Val 1 A Fd	Registered Investment Company	**	56,380
	Goldman Sachs Gr Opp A Fund	Registered Investment Company	**	87,818
*	Principal Global Investors MidCap S&P 400 Index R5 Fund	Registered Investment Company	**	209,145
*	Principal Global Investors SmallCap S&P 600 Index R5 Fund	Registered Investment Company	**	566,128
	Prudential Investments Jenn Sm Co A Fund	Registered Investment Company	**	85,819
	T. Rowe Price Mid-Cap Value R Fd	Registered Investment Company	**	71,387
	Capital Research and Mgmt Co AM Fds EuroPacific Grth R5 Fd	Registered Investment Company	**	569,739

				8,644,924

*	Principal Stable Value Fund - Preferred Class	Interest in Common/Collective Trusts	**	3,385,679

	Participant loans	(rates 4.25% -9.25% from 2009-2024)		374,081

	TOTAL INVESTMENTS			$12,404,684

	* Denotes party-in-interest
	** Cost not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Alteva, Inc., the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Warwick Valley Telephone Company 401(k) Plan

By: /s/ Jennifer Brown

Executive Vice President and Chief Administrative Officer

Alteva, Inc.

Date: June 19, 2013